Indosat Submits Limited Reviewed Financial Results

For Nine Months Ended 30 September 2013

Consolidated revenue grew 9.4% for the nine months period ended 30 September 2013

Jakarta, Indonesia, 7 November 2013: PT Indosat Tbk (“Indosat” or the “Company”) (Ticker: ISAT: IDX) is pleased to announce that the Company has filed its limited reviewed interim consolidated financial statement for the nine months ended 30 September 2013 prepared in accordance with Indonesian Financial Accounting Standards (IFAS) to the appropriate capital market authorities. A full review of the results is available on the Company’s website at www.indosat.com.

The Company recorded a 9.4% year-on-year growth for the period in consolidated operating revenues, delivering total revenues of IDR17.8 trillion for the nine months 2013. EBITDA grew 3.9% to IDR7,966.3 billion (9M 2012: IDR 7,671.0 billion), implying an EBITDA margin of 44.8%. Operating expenses increased by 20.2% for the period primarily driven by higher cost of service, depreciation and amortization, personnel costs, general & administration expenses, and marketing expenses. Indosat’s cellular, fixed data (MIDI) and fixed voice businesses contributed 81%, 14% and 5% respectively to the Company’s consolidated operating revenue.-------------------------------------------------------------------------------------------------------------------------------------------------------
Financial and Operational Highlights:

	Quarterly Analysis			Year on Year Analysis
	3Q 2013	2Q 2013	% change	9M 2013	9M 2012*	% change
Revenues (IDRbn)	6,091.2	5,919.9	2.9	17,799.3	16,275.4	9.4
Cellular (IDRbn)	4,907.9	4,820.5	1.8	14,479.7	13,455.5	7.6
Non-Cellular (IDRbn)	1,183.3	1,099.4	7.6	3,319.6	2,819.9	17.7
Expenses (IDRbn)	5,764.3	5,289.3	9.0	16,278.5	13,538.1	20.2
Operating Profit (IDRbn)	326.9	630.6	(48.2)	1,520.8	2,737.3	(44.4)
Other Expenses - net (IDRbn)	(2,318.7)	(791.0)	193.1	(3,722.4)	(2,139.4)	74.0
EBITDA** (IDRbn)	2,655.3	2,681.8	(1.0)	7,966.3	7,671.0	3.9
EBITDA Margin (%)	43.6%	45.3%	(1.7)	44.8%	47.1%	(2.3)
Loss on foreign exchange – net (IDRbn)	(1,989.4)	(260.8)	662.7	(2,312.1)	(641.9)	260.2
Profit (Loss) For the Period Attributable to Owners of the Company (IDRbn)	(1,535.1)	(160.1)	859.4	(1,766.2)	475.7	(471.3)
Cash-out Capex (IDRbn)	2,515.7	2,749.8	(8.5)	7,877.6	4,467.5	76.3
Total Debt (IDRbn)	22,241.1	20,299.2	9.6	22,241.1	21,847.5	1.8
Obligation Under Capital Lease (IDRbn)	3,793.0	3,429.0	10.6	3,793.0	3,368.8	12.6
Total Cellular Customers (mn)	53.8	56.5	(4.7)	53.8	55.5	(3.0)
ARPU Cellular (IDR thousand)	28.5	27.3	4.1	27.5	27.2	1.1
ARPM (IDR)	133	136	(1.6)	132	129	1.7
MoU (minute / customer)	95.9	92.0	4.3	94.3	102.2	(7.7)
Data Traffic (TB)	6,485	5,904	9.8	17,646	10,695	65.0
SMS Traffic (mn)	71	69	1.7	206	196	5.6
BTS (Total)	23,207	22,449	3.4	23,207	21,642	7.2
2G BTS	18,214	17,668	3.1	18,214	17,211	5.8
3G BTS	4,993	4,781	4.4	4,993	4,431	12.7

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Loss per share increased by 471.3% compared to last year from gain IDR87.6 in 9M 2012 into a loss per share in 9M2013 of IDR325.0. Theincrease in loss per share was mainly caused by an increase in loss on foreign exchange and higher depreciation expenses due to change in cellular equipment useful life.

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As of 30 September 2013, Indosat’s total debt increased by 1.8% compared to 30 September 2012 due to higher USD foreign exchange rate.Debt repayments during the period are Syndicated Loan final installment of US$193.5 million, GSI Loan settlement of US$50.0 million, SEK Loan Tranche A, B & C installments of US$45.0 million, HSBC Coface and Sinosure installments of US$20.1 million, 9-Year Commercial Loan installment from HSBC of US$4.1 million, Indosat Bond VI series A settlement of IDR760.0 billion, Indosat Sukuk Ijarah III settlement of IDR570.0 billion and Indosat Bond II early settlement of IDR200.0 billion. Debt additions during the period are RCF Mandiri Facility net drawdown of IDR1.5 trillion, RCF BCA Facility net drawdown of IDR800.0 billion and RCF BSMI Facility net drawdown of IDR650.0 billion.

Operational Highlights:

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Cellular revenues grew at an annualized rate of 7.6%, supported by increased voice, SMS and data usage. Cellular customer base stood at 53.8m customers at the end of 9M 2013.

•

Strong non-cellular revenue growth of 17.7% predominantly driven by increased fixed data and IDD incoming traffic.

Commenting on the results, Alexander Rusli, Chief Executive Officer and President Director of PT Indosat Tbk. Said:

“Despite softer Q3 Cellular revenue, Indosat continued to generate strong revenue growth for the nine months 2013 in line with guidance. The main driver of the growth is the increasing demand for data services & connectivity from both consumers and enterprise customers. We remain focused on improving customer experience through our network modernization project, which is starting to bear fruit, although the network quality has been negatively impacted during the swap out.During Q3 we also faced a substantial foreign exchange loss due to weakening IDR vs. USD that pushed  our net profit into negative territory. We will continue to assess how to best protect ourselves against FX risk going forward.”

*

Including the restatement due to retrospective application of lease transaction and Service Concession Arrangement under PSAK 30 (revised 2011) and ISAK16.

**

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.

For further information please contact:

Investor Relations

Corporate Secretary

Tel:

62-21-30442615

Tel:

62-21-30442614

Fax :

62-21-30003757

Fax:

62-21-30003754

Email :

investor@indosat.com

Website :

www.indosat.com

About Indosat

Indosat is the leading telecommunication and information operator in Indonesia which provides cellular, fixed line, data communication and internet. In the first quarter of 2013, it has 55.9 million cellular customers through its brands, Indosat IM3, Indosat Mentari and Indosat Matrix. Indosat operates IDD services with access code 001, 008 and Flatcall 01016. And it also offers corporate solution services supported by integrated telecommunication networks throughout Indonesia. Indosat is the subsidiary of Ooredoo. Indosat shares are listed in Indonesia Stock Exchange (IDX:ISAT).

Disclaimer

This document may contain certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.

Ends